UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     February                    , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
TELKOM UPDATES TELKOM AND TELKOMSEL SYNERGIZES BY SHARING BTS TOWERS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date February 11, 2008	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

TELKOM UPDATES
TELKOM AND TELKOMSEL SYNERGIZES BY SHARING BTS TOWERS
Bandung, 11 Februari 2008 — PT Telekomunikasi Indonesia Tbk (TELKOM) has announced that Telkomsel will share Base Transceiver Stations (BTS) with TelkomFlexi as a way to synergize the business of the Telkom Group. The company is optimistic that through this program, Telkomsel, as the largest GSM cellular operator with the widest reach in Indonesia, can help increase the penetration of TelkomFlexi’s Fixed Wireless Access using CDMA technology throughout the country.
This year in 2008, Telkom and Telkomsel have mutually agreed to share 3,785 BTS. However, based on various conditions, Telkomsel will begin to share at least 3,000 towers with TelkomFlexi.
Based on this agreement, the BTS towers shared include areas in Northern Sumatra (635 BTS), Southern Sumatra (267 BTS), Jakarta Greater Area-Serang-Banten (799 BTS), West Java (448 BTS), Central Java (333 BTS), East Java (437 BTS), Bali and West Nusa Tenggara (219 BTS), Kalimantan (107 BTS), and Sulawesi-Maluku-Irian (504 BTS).
This synergy in the Telkom Group is not only aimed to strengthen the competitive position versus other operators, but it is also a way to extend the coverage reach into other regions more evenly.
This program between Telkom and Telkomsel has numerous benefits: Firstly, the sharing of BTS will have a higher efficiency level for investments. The company can save costs rather than build new towers which are expensive and does not guarantee full capacity. It also makes more efficient use in utilizing Telkomsel’s existing towers.
Secondly, besides reducing investment costs, Telkom’s expenses for sharing BTS towers with Telkomsel would remain within the group.
Thirdly, Telkom-Telkomsel BTS synergy will accelerate network deployment of TelkomFlexi on existing towers. The site acquisition process is often quite complicated and time consuming, but this will no longer be a major obstacle.
Fourth, Telkomsel which has BTS towers covering a wide area will help TelkomFlexi extend into other parts of the regions in Indonesia. For 2007, Telkomsel has no less than 20,884 BTS serving around 48 million cellular subscribers. On the other hand, Flexi which has 1,900 BTS has served around 6.4 million subscribers across various regions in Indonesia.

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The synergy between Telkomsel and Telkom would increasingly strengthen the business position of the Telkom Group particularly in a highly competitive environment in the telecommunications industry in Indonesia. The company views that it is possible for Telkomsel and TelkomFlexi to synergize its infrastructure while at the same time grow its own market segments. This is evident that while Flexi continues to expand, Telkomsel also continues to expand as the market leader in the cellular business.
For further information, please contact:
Harsya Denny Suryo
Vice President Investor Relations and Corporate Secretary
PT. Telekomunikasi Indonesia, Tbk.
Tel: +62(21)5215109
Fax: +61(21)5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com

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